EXHIBIT 4

Wellington Financial LP 161 Bay Street, Suite 2520 Toronto, ON M5J 2S1	Export Development Canada 151 O’Connor Street Ottawa, Ontario K1A 1K3

February 15, 2007

Nightingale Informatix Corporation
3760 14th Avenue
Suite 200
Ground Floor
Markham, Ontario
L3R 3P7

Attention:  Nick Vaney, CFO:

Re:  Secured Term Loans — Commitment Letter

We understand that Nightingale Informatix Corporation (the “Borrower” or “Company”) intends to acquire all the issued and outstanding shares of VantageMed Corporation (the “Target”) (the “Acquisition”).  In connection with the Acquisition, the Borrower requires loans of up to Cdn. $15,500,000 (the “Term Loans”).

The Borrower has asked that Wellington Financial LP (the “Partnership”) and Export Development Canada (“EDC” and, together with the Partnership, collectively the “Lenders”) commit to provide the Borrower the Term Loans.

The Lenders are pleased to confirm their commitment to the Borrower that they are willing to provide to the Borrower (a) in the case of the Partnership, 50% of the Term Loans and (b) in the case of EDC, 50% of the Term Loans, in each case on the terms and subject to the conditions set forth (i) herein, (ii) in the summary of terms and conditions set forth in the term sheet attached hereto as Appendix “A” (the “Term Sheet”) and (iii) in the letter of even date herewith addressed to you providing, among other things, for certain fees relating to the Term Loans (the “Fee Letter”).

The commitment of the Lenders to provide the Term Loans is expressly subject to (i) there not having occurred a material adverse change in the business, operations, assets, financial condition or liabilities (contingent or otherwise) of the Borrower and its subsidiaries, taken as a whole; (ii) the Lenders shall not have become aware of any information or other matter which is inconsistent in any material and adverse manner with any information or other matter disclosed to the Lenders by or on behalf of the Borrower, any of its affiliates, representatives or advisers; (iii) the Lenders shall have been given such access to all information which the Borrower has regarding the Target or any of its subsidiaries, their business or the Acquisition as it shall have reasonably requested; (iv) payment in full of all fees and expenses and other amounts payable under this Commitment Letter, the Term Sheet and the Fee Letter when due and payable and (v) satisfaction of the other terms and conditions set forth or referred to herein and in the Term Sheet.

To induce the Lenders to provide its commitments to the Borrower, the Borrower hereby agrees that the Lenders’ and all of its affiliates’ reasonable expenses incurred (including the reasonable legal fees and expenses of Osler, Hoskin & Harcourt LLP and local counsel and agents retained by Osler, Hoskin & Harcourt LLP on our behalf) in connection with the transaction described herein shall be for the Borrower’s account, whether or not the Term Loans are made or definitive documents in respect thereof are executed.  The Borrower further agrees to indemnify and hold harmless the Lenders and each of their affiliates and each director, officer and employee thereof (each of the foregoing an “indemnified person”) from and against any and all actions, suits, proceedings (including any investigation or inquiry), claims, losses, damages, liabilities or expenses of any kind or nature whatsoever which may be incurred by or asserted against or involve any such indemnified person as a result of or arising out of or in any way related to this letter and, upon demand, to pay and reimburse each indemnified person for any reasonable legal or other out-of-pocket expenses incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim (whether or not any such person is a party to any action or proceeding out of which any such expenses arise), provided that the Borrower shall have no obligation to indemnify any indemnified person for any of the foregoing to the extent determined by a judgment of a court of competent jurisdiction to have arisen from its gross negligence, wilful misconduct or fraud.  This letter is addressed solely to the Borrower and the Lenders shall have no liability to the Borrower or any other person for any consequential damages which may be alleged as a result of this letter or any of the transactions referred to herein.

This Commitment Letter is delivered to you upon the condition that neither the existence of this Commitment Letter, the Fee Letter or the Term Sheet nor any of their contents shall be disclosed by you or any of your affiliates, directly or indirectly, to any other person, except that such existence and contents may be disclosed (i) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (based on the advice of legal counsel and subject to such permissible redaction as shall be satisfactory to us), (ii) to your directors, officers, legal counsel and accountants and (iii) to the directors and officers of Clarus Capital, in each case on a confidential and “need-to-know” basis and only in connection with the transactions contemplated hereby.  In addition, this Commitment Letter and the Term Sheet (but not the Fee Letter) may be disclosed to the Target and its directors, officers, advisors and agents, in each case on a confidential and “need-to-know” basis and only in connection with the transactions contemplated hereby.

This Commitment Letter shall not be assignable by you without the prior written consent of the Lenders (and any attempted assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto (and the indemnified persons), is not intended to confer any benefits upon, or create any rights in favour of, any person other than the parties hereto (and the indemnified persons) and is not intended to create a fiduciary relationship between the parties hereto or either of you and any indemnified person.  This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by us and you.  This Commitment Letter (including the Term Sheet) supersedes in all respects those summaries of terms delivered to you by the Lenders or any of them (and all other commitment letters, term sheets and other such agreements or documents).

The compensation, reimbursement, indemnification and confidentiality provisions contained herein shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the Lenders’ commitments hereunder; provided that your obligations under this Commitment Letter, other than those relating to confidentiality and indemnities (to the extent not included in the definitive loan documents) shall be superseded by the definitive loan documents upon their execution, and, in each case, you shall be released from all liability in connection therewith at such time.

This Commitment Letter and the Term Sheet shall be governed by and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.  This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement.  Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart of this Commitment Letter.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

If the Borrower is in agreement with the foregoing, please sign and return to each of us (including by way of facsimile) a copy of this letter no later than 11:59 p.m. (Toronto time) on February 15, 2007.  If the Borrower declines to take the foregoing actions, the Borrower shall return all copies of this letter and the Term Sheet to the Partnership as promptly as possible and in such event the Borrower is not authorized to disclose this letter nor the Term Sheet or the contents thereof to any other party.

Yours truly,

On Behalf of WF FUND III LIMITED PARTNERSHIP, c/o/b as Wellington Financial LP and Wellington Financial Fund III by its general partner, GP WF FUND III LIMITED PARTNERSHIP, by its general partner 2089368 ONTARIO LIMITED

By:	/s/ Mark Usher
Name:	Mark Usher
Authorized Signing Officer

EXPORT DEVELOPMENT CANADA

By:	/s/ Lynda Bernst
Name:	Lynda Bernst
Authorized Signing Officer

By:	/s/ Michael Machabee
Name:	Michael Machabee
Authorized Signing Officer

Accepted and agreed this 15th day of February, 2007.

NIGHTINGALE INFORMATIX CORPORATION

By:	/s/ Sam Chebib
Name:	Sam Chebib
Authorized Signing Officer

By:	/s/ Nick Vaney
Name:	Nick Vaney
Authorized Signing Officer

CONFIDENTIAL	APPENDIX A

LENDERS:	Wellington Financial LP (the “Partnership”) and Export Development Canada (“EDC” and, together with the Partnership, the “Lenders”).

BORROWER:	Nightingale Informatix Corporation (“Nightingale”, the “Borrower” or the “Company”).

GUARANTORS:	All subsidiaries of the Borrower.

AMOUNTS:	Up to Cdn$15,500,000 which shall be provided by the Lenders (the “Term Amount”). For greater certainty, the Borrower shall elect the principal amount of such Term Amount advanced to it by the Lenders.

PURPOSE:	To finance the purchase of the shares of VantageMed Corporation and for general corporate purposes.

CLOSING DATE:	On or about April 15, 2007 (the “Closing Date”) and in any event no later than 24 hours following the closing of the Acquisition.

INSTRUMENTS:	Series A Secured Debentures (the “Series A Debentures”), Cdn$3,000,000 of which shall be purchased by the Partnership at the Closing Date.

Series B Secured Debentures (the “Series B Debentures”), Cdn$3,000,000 of which shall be purchased by EDC at the Closing Date.

Series C Secured Debentures (the “Series C Debentures”), Cdn$4,750,000 of which shall be purchased by the Partnership at the Closing Date.

Series D Secured Debentures (the “Series D Debentures”), Cdn$4,750,000 of which shall be purchased by EDC at the Closing Date.

Collectively, The Series A Debentures, Series B Debentures, Series C Debentures and Series D Debentures shall constitute the “Secured Debentures”.

For greater certainty, funding on the Closing Date shall be made, first, by issuance of the Series C Debentures and Series D Debentures, on a pro rata basis, and, second, by issuance of the Series A Debentures and Series B Debentures, on a pro rata basis.

REPAYMENT:	Upon the Repayment Date(s) (as defined herein), the Company agrees to satisfy the repayment of the Secured Debentures via a cash payment.

AVAILABILITY:	The Term Amount will be advanced on the Closing Date.

REPAYMENT DATE:

Series A Debentures and Series B Debentures shall mature on the date which is the earlier of (a) 12 months from the Closing Date (as defined herein), (b) the completion of the “Equity Rights Offering” (see “Other Conditions”), (c) an Event of Acceleration (to be defined), or (d) immediately prior to a change of control of the Company.

The Series C Debentures and Series D Debentures shall mature on the date which is the earlier of (a) 24 months from the Closing Date, (b) an Event of Acceleration (to be defined), or (c) immediately prior to a change of control of the Company.

Repayment of principal of all Secured Debentures shall only be required on maturity with no amortization over the term.

PREPAYMENT:

The Series A Debentures and Series B Debentures may be prepaid at any time without notice or penalty. Series C Debentures and Series D Debentures may not be prepaid by the Borrower at any time prior to maturity without a 12-month interest makewhole.

INTEREST RATE:

12.75% per annum, calculated annually, not in advance. The interest rate in upon the occurrence and continuance of an event of default under the Secured Debentures or a material non-compliance with the Secured Debentures from the date of default, shall be 20%. Interest shall be payable in arrears at the end of each month and on maturity.

REPRESENTATIONS AND WARRANTIES:	Customary representations and warranties for a transaction of this nature.

COVENANTS:

There shall not, without the advance written consent of the Lenders, exist any debt other than the Secured Debentures for as long as any Secured Dentures remains outstanding, in whole or in part. The Secured Debentures shall be rank senior to all existing and future debt and all other direct or contingent obligations of the Company, save for any priorities created by statutory law regarding government source deductions and purchase money security interests, and the Lenders shall receive subordination agreements in satisfactory form from holders of existing secured debt. If the holder of any debt declares a default according to its covenants, this default will constitute a default under the Loan.

Notwithstanding the above, the Company shall be permitted to obtain, or maintain, it existing line of credit for Cdn$2,000,000 in senior secured financing (the “Senior Secured Financing”, which includes the existing Greenfield agreement) at customary Chartered Bank operating loan pricing, terms and conditions, which shall rank ahead of the Secured Debentures.

Within 12 months of the Closing Date, the Company shall undertake an “Equity Rights Offering” or other equity capital funding to raise at least Cdn$6,000,000 in common equity, of which a minimum of Cdn$6,000,000 will be used to satisfy full repayment of the Series A Debentures and Series B Debentures.

Capital expenditures shall not exceed $500,000 per year.

Development costs of the Company and its subsidiaries shall not be capitalized.

Other standard covenants for a transaction of this nature, including without limitation, payment of principal and interest, maintenance of corporate existence, delivery of secured property and perfection, no encumbrances, maintenance of insurance in accordance with industry standards, no non-arm’s length transactions, compliance with covenants (including covenant re other indebtedness), no sale of material assets or intellectual property, no merger, no grant of additional security without prior approval of the Lenders, no dividends, no amendments to articles, no guarantees, no prepayment of other debt, etc.

For greater certainty, all covenants shall be subject to exceptions and baskets to be mutually agreed between the Company and the Lenders where customary or appropriate.

FINANCIAL COVENANTS:	Calculated in respect of the Company and its subsidiaries. Definitions and numerical calculations to be set forth in the Documents.

(i)            Maintain minimum GAAP revenues of not less than (a) for the quarter ending June 30, 2007, $6.0 million on a pro forma basis; (b) for the trailing two quarters ending September 30, 2007, $12.5 million; (c) for the trailing three quarters ending December 31, 2007, $19.5 million; and (d) for the trailing four quarters ending March 31, 2008 and every trailing four quarters thereafter, $26.8 million.

(ii) Maintain either one of the following for any given period:

(1)    minimum EBITDA of not less than (a) for the quarter ending June 30, 2007, $300,000 on a pro forma basis; (b) for the trailing two quarters ending September 30, 2007, $800,000; (c) for the trailing three quarters ending December 31, 2007, $1.5 million; and (d) for the trailing four quarters ending March 31, 2008, $2.2 million; or

(2) minimum interest coverage of at least 2.0:1 for each quarter ending on or after June 30, 2007.

(iii) Maintain minimum interest coverage of at least 2.0:1 for each quarter ending on or after June 30, 2008.

(iv) Maintain at all times cash on hand plus unused availability under the Senior Secured Financing of not less than $2.0 million.

(v) Maintain at all times Adjusted Tangible Net Worth of not less than $1.5 million.

DOCUMENTATION:

The Partnership will provide its standard form of subscription agreement, debenture, security documentation and standard warrant documentation, modified as required to reflect this Term Sheet (collectively, the “Documents”).

SECURITY:

Standard commercial security including an assignment of accounts receivable, first/second fixed and floating charge on all Company’s and VantageMed Corporation’s and their subsidiaries’ fixed assets, a general security agreement and such other security documentation and guaranties as may reasonably be required by the Lenders.

The Secured Debentures will be senior to any other outstanding and future indebtedness of the Company, subject only to the Cdn$2,000,000 Senior Secured Financing, and will be secured on a pari passu basis as between each Series of Secured Debentures.

Interlender Agreement signed by the Company, the Lenders and the provider of the Senior Secured Financing, to the satisfaction of the Lenders, acting reasonably.

EVENTS OF DEFAULT:

Standard Events of Default including, without limitation, default in payment of amounts due under the Secured Debentures, cross default with respect to any other debt, non-fulfilment of existing covenants, bankruptcy or insolvency, with cure periods to be mutually agreed between the Company and the Lenders.

CONDITIONS TO CLOSING:

Usual and customary for transactions of this type or as reasonably requested by the Lenders, including without limitation completion of the following conditions precedent to the reasonable satisfaction of the Lenders:

(a)           The Lenders, acting reasonably, shall have received (i) satisfactory opinions of counsel to the Company (which shall cover, among other things, authority, legality, validity, binding effect and enforceability of the loan and security documents and creation and perfection of the security interests granted thereunder) and of appropriate local counsel and such corporate resolutions and certificates as the Lenders shall reasonably require; and (ii) satisfactory evidence that the Lenders shall have or continue to have a valid and perfected first priority (subject to certain exceptions to be set forth in the Debentures to be agreed upon between the Lenders and the Company, acting reasonably) security interest in the personal property of the Company and VantageMed Corporation;

(b)           All filings, recordations and searches necessary or desirable in connection with the liens and security interests in the personal property of the Company and VantageMed Corporation having been duly made or shall continue in full force and effect; all filing and recording fees and taxes having been duly paid;

(c)           Receipt of all governmental, shareholder and third party consents and approvals necessary or, in the opinion of the Lenders, commercially reasonable in connection with the Acquisition and expiration of all applicable waiting periods without any action being taken by any authority that could restrain, prevent or impose any material adverse conditions on the Company or any of its subsidiaries or the Acquisition or that could seek or threaten any of the foregoing, and no law or regulation shall be applicable that in the judgment of the Lenders could have such effect;

(d)           The absence of any action, suit, investigation or proceeding pending or, to the knowledge of the Company or any of its subsidiaries, threatened in any court or before any arbitrator or governmental authority that could reasonably be expected to (i) have a material adverse effect on the business, operations, financial condition, assets, liabilities (contingent or otherwise) of the Company and its subsidiaries, taken as a whole, or on any aspect of the Acquisition, (ii) materially and adversely affect the ability of the Company to perform its obligations under the Documents or (iii) materially and adversely affect the rights and remedies of the Lenders under the Documents;

(e)The Lenders shall have received copies, certified by the Company, of all filings made with any governmental authority in connection with the Acquisition and required to be made prior to closing of the Acquisition;

(f)All fees and expenses (including the reasonable fees and expenses of counsel to the Lenders and local counsel to the Lenders) of the Lenders in connection with the Documents then due and owing shall have been paid in full;

(g) No material adverse change for the Company since the date of last audited fiscal year end;

(h)           Completion of the Acquisition in accordance with all applicable requirements of law pursuant to and in accordance with documentation in form and substance reasonably satisfactory to the Lenders (it being understood and agreed that the draft agreement and plan of merger dated February 15, 2007 is satisfactory to the Lenders), and no material provision thereof shall have been amended, waived or otherwise modified in a manner materially adverse to the Lenders without the prior written consent of the Lenders;

(i) The accuracy and completeness in all material respects of all representations made by the Company, and all written information provided by the Company, to the Lenders in connection with the loans;

(j)            Satisfactory review of the Company’s pro-forma balance sheet, giving effect to the acquisition of VantageMed Corporation, together with a compliance certificate, evidencing the Borrower’s compliance with all terms and conditions of the Documents;

(k) Satisfactory evidence that adequate insurance coverage is in effect and that the Lenders are additional insureds and loss payees thereunder;

(l) No defaults or events of default on the Closing Date under the Documents;

(m) The execution and delivery of Documents acceptable in form and substance to the Lenders, acting reasonably, by the Company;

(n) The Lenders shall have completed, and shall be satisfied with, their confirmatory business and legal due diligence investigations of the Company, the Target and the Acquisition;

(o) Receipt of a notice of borrowing; and

(p) Receipt of customary closing documents and deliverables as the Lenders may reasonably request.

INFORMATION REQUIREMENTS:

The Company agrees to prepare and provide to the Lenders, within 30 days of the end of each month, fiscal quarter and the fiscal year end, monthly, quarterly and/or annual unaudited financial statements (or audited financial statements, when so prepared), a description of recent events in that quarter, and a brief description of business prospects of the Company.

OBSERVER STATUS:

For as long as the Secured Debentures are outstanding, the Partnership and EDC shall each have the separate right (but not the obligation) to participate as an “observer” in all of the Company’s board of directors meetings (including any sub-committees) and receive any materials prepared for such meetings contemporaneously with other board of directors.

FEES AND EXPENSES; INDEMNITIES:

In addition to those out-of-pocket expenses reimbursable under the Commitment Letter, all reasonable out-of-pocket expenses of the Lenders associated with the preparation, execution and delivery of, any waiver or modification (whether or not effective) of, and the enforcement of, any loan or security document (including the reasonable fees, disbursements and other charges of counsel for the Lenders), including this Term Sheet and the Commitment Letter, are to be paid by the Company, irrespective of whether the Acquisition is completed or the Company’s sources of financing for the Acquisition. Counsel for the Lenders shall provide a monthly invoice (commencing on March 1, 2007 and the first business day of each calendar month thereafter) to the Company, and Company shall promptly pay such invoiced amounts.

The Borrower and Guarantors will indemnify each of the Lenders and hold them harmless from and against all costs, expenses (including fees, disbursements and other charges of counsel) and liabilities arising out of or relating to any litigation or other proceeding (regardless of whether any such Lender is a party thereto) that relate to the Acquisition or any transactions related thereto, except to the extent finally determined by a court of competent jurisdiction to have resulted primarily from such person’s gross negligence or wilful misconduct.

MISCELLANEOUS:	This Term Sheet does not purport to summarize all of the conditions, covenants, representations, warranties and other provisions which will be contained in the Documents.

GOVERNING LAW; JURISDICTION:	Laws of the Province of Ontario and the federal laws of Canada applicable therein. The parties hereto shall submit to the non-exclusive jurisdiction of the courts of the Province of Ontario.

COUNSEL TO THE LENDERS:	Osler, Hoskin & Harcourt LLP